news release

ARCELORMITTAL LAUNCHES CAN$2.1 BILLION DOLLAR INVESTMENT AND THE CREATION OF 8,000 JOBS

FERMONT (Quebec), May 20 2011 – ArcelorMittal, today announces the expansion of its Mont-Wright mining complex and additional construction at Port-Cartier.

The investment will allow ArcelorMittal Mines Canada to increase its annual production of iron ore concentrate from 14 million tons to 24 million tons by 2013. AMMC is also evaluating increasing its production of iron ore pellets from 9.2 million tons to 18.5 million tons. The scheme represents a total investment of CAN$2.1 billion dollars that will create 8,000 jobs during construction and more than 900 permanent jobs once completed.

Commenting, Peter Kukielski, Member of the Group Management Board and Head of Mining for ArcelorMittal, said “ArcelorMittal Mines Canada is a flagship mining asset for the Group, which offers considerable opportunity for expansion.  We have already announced our intention to grow our iron ore production to 100 million tonnes by 2015 and this expansion forms an important part of that.”

This project is subject to environmental and other regulatory approvals.

Forward-Looking Statements

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Although ArcelorMittal's management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal's securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements.

These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets ( Commission de Surveillance du Secteur Financier ) and the United States Securities and Exchange Commission (the "SEC") made or to be made by ArcelorMittal, including ArcelorMittal's Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.